EXHIBIT 99.1

KINROSS GOLD CORPORATION
40 King Street West, 52nd Floor
Toronto, ON  M5H 3Y2
T:416.365.5123 | F: 416.363.6622
Toll free: 1.866.561.3636
www.kinross.com

================================================================================
                                                                    NEWS RELEASE
                                                                     MAY 4, 2006


               KINROSS ANNOUNCES 2006 FIRST QUARTER REVENUE GROWTH
                          AND EARNINGS OF $8.9 MILLION

                        PARACATU PROJECT SCOPE EXPANDING

TORONTO, ONTARIO - Kinross Gold Corporation (TSX-K; NYSE-KGC) ("Kinross" or the "Company"), announced today its unaudited results for the first quarter ended March 31, 2006.

(ALL DOLLAR AMOUNTS IN THIS PRESS RELEASE ARE EXPRESSED IN U.S. DOLLARS,
UNLESS OTHERWISE NOTED)
================================================================================

FIRST QUARTER HIGHLIGHTS

o Kinross sold 371,818 gold equivalent ounces in the first quarter of 2006. The Company remains on track to produce approximately 1.44 million gold equivalent ounces in 2006.

o Revenue was $198.3 million in the first quarter, a 10% increase over the same period last year. The increase was mainly due to the quarter-over-quarter increase in the average realized price of gold, partially offset by fewer ounces sold.

o The Company realized $532 per ounce of gold sold, an increase of 24% over the same period last year, at a cost of sales(1) of $327 per ounce, an increase of 20% over the first quarter of 2005, primarily as a result of higher costs at Porcupine and Musselwhite, the high cost of producing the final low-grade stockpiles at Kubaka as well as industry-wide cost pressures and the strengthening Canadian dollar and Brazilian real relative to the U.S. dollar. Kinross now expects cost per ounce of gold equivalent sold to be in the range of $305 - $315 for 2006.

o Net earnings of $8.9 million, or $0.03 per share, compared with a net loss of $0.9 million in the same period last year. Earnings include an expense of $9.4 million relating primarily to non-cash foreign currency translation losses on deferred tax liabilities.

o Cash flow from operating activities was $20.1 million in the first quarter.

o Capital expenditures were $34.7 million for the first quarter 2006 and the cash position was $84.1 million as at March 31, 2006 compared with $97.6 million at year end 2005.

o The Paracatu engineering study is currently being optimized and the scope of the project is increasing with higher production and lower operating costs than originally expected. Capital costs are expected to be at the high end of the previously announced range of $400 - $500 million. Details are expected to be released in mid-June subsequent to a Board meeting to review the project and optimization study.

o The Company moved forward with the Crown Resources transaction by filing a registration statement with the SEC.

o Kinross added to its management team with Tim Baker joining as Executive Vice President and Chief Operating Officer, Thomas Boehlert joining as Executive Vice President & Chief Financial Officer and Geoffrey Gold joining as Senior Vice President & Chief Legal Officer.

================================================================================

_________________

(1) COST OF SALES PER OUNCE IS CALCULATED BY DIVIDING COST OF SALES AS PER THE FINANCIAL STATEMENTS BY THE NUMBER OF GOLD EQUIVALENT OUNCES SOLD.

"Kinross is making substantial progress toward realizing our potential," said Tye Burt, President and Chief Executive Officer of Kinross. "Our revenue has risen more than our costs this quarter, leading to a higher cash margin. We have seen increased costs at two of our non-operated joint ventures, but expect that these costs will improve through the end of the year. Costs are also higher at the Kubaka mine as it is winding down operations. We have also experienced industry-wide cost pressures and the strengthening of the Canadian and Brazilian currencies. We will continue to focus efforts on our continuous improvement program in order to control costs. We are extremely pleased that the scope of the Paracatu expansion is expanding beyond our original expectations."

SUMMARY OF FINANCIAL AND OPERATING RESULTS

=====================================================================================================
                                                                                FIRST QUARTER
-----------------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AND PER OUNCE AMOUNTS)                2006             2005
-----------------------------------------------------------------------------------------------------
Gold equivalent ounces - produced (a)                                       362,395          410,480
Gold equivalent ounces - sold (a)                                           371,818          415,768
Metal sales                                                             $     198.3     $      179.8
Cost of sales (excludes accretion and reclamation
  expense, depreciation depletion and amortization)                     $     121.5     $      113.1
Accretion and reclamation expense                                       $       3.0     $        3.3
Depreciation, depletion and amortization                                $      29.2     $       44.3
Operating earnings                                                      $      22.4     $         --
Net earnings (loss)                                                     $       8.9     $       (0.9)
Basic and diluted earnings (loss) per common share                      $      0.03     $         --
Cash flow from operating activities                                     $      20.1     $       26.8
Realized gold price                                                     $       532     $        429
Cost of sales per equivalent ounce sold (b)                             $       327     $        272
=====================================================================================================

(a) GOLD EQUIVALENT OUNCES INCLUDE SILVER OUNCES CONVERTED TO GOLD BASED ON THE RATIO OF THE AVERAGE SPOT MARKET PRICES FOR THE COMMODITIES FOR EACH YEAR. THIS RATIO FOR THE FIRST QUARTER OF 2006 WAS 57.03:1, COMPARED WITH 61.31:1 FOR THE FIRST QUARTER OF 2005.
(b) COST OF SALES PER OUNCE IS CALCULATED BY DIVIDING COST OF SALES AS PER THE FINANCIAL STATEMENTS WITH GOLD EQUIVALENT OUNCES SOLD.

Revenue from metal sales in the first quarter increased 10% quarter-over-quarter to $198.3 million in 2006 from $179.8 million in 2005, primarily as a result of higher realized gold prices, partially offset by fewer ounces sold. The realized gold price in the first quarter of 2006 was $532, compared with $429 per ounce in 2005. The average spot price for the first quarter was $554 per ounce, compared with $427 per ounce in the same period of 2005. The difference between realized gold price and the average spot gold price is primarily due to a reduction in metal sales of $6.9 million resulting from the net settlement of 155,000 gold call options during the quarter. The Company maintains its no-gold hedging policy.

Gold equivalent ounces sold and produced were consistent with budgeted amounts for the quarter. In the first quarter 2006, the Company sold 371,818 gold equivalent ounces, down from the 415,768 ounces sold in 2005, primarily as a result of fewer ounces sold at Porcupine, Musselwhite and Fort Knox as well as planned shutdowns at Kettle River and Lupin and reduced production from Kubaka as it winds down operations. Gold equivalent production was also lower in the quarter, but consistent with our annual production target of 1.44 million ounces.

Between the first quarter of 2005 and 2006, cost of sales increased largely due to industry-wide factors such as increased costs of fuel, power, labor and other production costs. Higher costs were also a result of lower than expected grades at Porcupine and Musselwhite and the high cost of producing the final low-grade stockpiles at Kubaka. In addition, the strengthening of the Canadian dollar and Brazilian real against the weakening U.S. dollar has increased costs at the Company's mines not located in the United States. Kinross is committed to its continuous improvement program, which looks to new systems, methods and technologies to improve costs and efficiencies.


--------------------------------------------------------------------------------
                                                      2006 FIRST QUARTER RESULTS

General and administrative expense in the first quarter of 2006 of $10.1 million was essentially the same as the first quarter of 2005. General and administrative expense was adversely affected by personnel costs, increased costs in South America to prepare for the Paracatu expansion and the strengthening Canadian dollar in 2006. General and administrative expense in 2005 was adversely affected by costs incurred for the financial statement review.

Cash flow from operating activities during the first quarter of 2006 decreased by $6.7 million to $20.1 million, compared with the first quarter of 2005. The decrease in operating cash flow in 2006 was the result of higher operating costs, other expenses and larger working capital requirements, partially offset by higher gold prices.

OPERATIONS REVIEW AND UPDATE

QUARTER ENDED MARCH 31, 2006:
======================================================================================================================
                                       GOLD EQUIVALENT OUNCES
                            ---------------------------------------------
                                  PRODUCED                  SOLD                COST OF SALES           COST/OZ
                            ---------------------   ---------------------    -------------------  --------------------
(IN US$ MILLIONS)             2006        2005        2006        2005         2006       2005       2006       2005
                            ---------------------   ---------------------    -------------------  --------------------
Fort Knox                    79,677      73,953      67,608      70,998     $   21.5   $   17.5   $   318     $   246
Round Mountain               85,091      95,393      94,067      92,820         27.6       24.1   $   293     $   260
La Coipa                     38,627      34,024      40,066      37,988         11.3       12.5   $   282     $   329
Crixas                       24,121      24,192      23,938      24,156          4.5        3.5   $   188     $   145
Paracatu                     42,900      40,609      46,127      43,482         15.1       12.3   $   327     $   283
Musselwhite                  16,168      21,544      16,860      20,340          7.2        6.4   $   427     $   315
Porcupine Joint Venture      30,132      52,891      32,153      50,060         14.1       13.3   $   439     $   266
Refugio (a)                  32,214       2,947      31,948       3,116         10.7        0.6   $   335     $   193
Other operations (b)         13,465      64,927      15,599      58,835          8.6       18.4   $   551     $   313
Corporate and other (c)          --          --       3,452      13,973          0.9        4.5   $   261     $   322
-------------------------  ---------------------   ---------------------    -------------------   --------------------
Total                       362,395     410,480     371,818     415,768     $  121.5   $  113.1   $   327     $   272
======================================================================================================================

(a) REFUGIO WAS INCLUDED IN OTHER OPERATIONS DURING 2005 AS THE MINE WAS RECOMMISSIONED IN THE SECOND HALF OF 2005.
(b) OTHER OPERATIONS INCLUDE OUNCES PRODUCED AND SOLD FROM KUBAKA AND KETTLE RIVER.
(c) CORPORATE AND OTHER INCLUDES OUNCES SOLD FROM LUPIN AND NEW BRITANNIA, ALTHOUGH PRODUCTION IS NOT INCLUDED SINCE THE PROPERTIES ARE IN CLOSURE.

At the PARACATU mine in Brazil, gold equivalent production increased by 6% between 2005 and 2006 resulting from higher throughput and improved recoveries as the mine processed softer ore which was partially offset by lower grades. Cost of sales in 2006 increased 23% over the same quarter of 2005 primarily due to increased energy and consumable costs, and appreciation of the Brazilian real against the U.S. dollar.

The Paracatu engineering study and investment capital plan is currently being finalized. The project team is analyzing the project configuration and mine plan to optimize capital spending, operating costs, production and mine sequencing. It is expected that Board approval will be sought for the project at a Board meeting in June. Scope of the expansion has increased including a higher throughput rate and production profile with lower operating costs in the first ten years of operations. The capital required to implement this two-phased expansion is expected to be at the high end of the previously announced capital cost guidance of $400 - $500 million. Phase one will include the installation of a 38 foot semi-autogenous grinding mill, a ball mill and flotation circuit. The second phase will involve reconditioning the existing plant and expanding refining capacity.

"We are very pleased with the expansion opportunity at Paracatu as this project will be amongst largest gold mines in the western hemisphere," said Burt.


--------------------------------------------------------------------------------
                                                      2006 FIRST QUARTER RESULTS

At ROUND MOUNTAIN in the United States, production declined 11% in the first quarter of 2006 relative to the prior year due to lower throughput and grades. Tonnes processed decreased during the quarter due to reduced loader availability, crusher downtime and weather related delays. Cost of sales increased by 15% due to increased commodity related costs, higher costs on replacement parts, increased contractor costs on equipment maintenance as well as higher royalties and taxes due to a stronger gold price.

Production at the FORT KNOX mine in the United States increased 8% reflecting an increase in tonnes processed and higher grades, partially offset by lower recoveries. Production in the first quarter of 2005 was impacted by slope stability issues. Cost of sales, on a per ounce basis, increased 23% due to increases in fuel, power and other operating costs.

At the non-operated PORCUPINE JOINT VENTURE in Canada, gold production in the first quarter of 2006 was 43% lower than 2005. This decrease in production was largely due to lower grades as mining in the higher grade Dome pit was completed in the fourth quarter of 2005. While a decrease in average grade was budgeted, the actual mined grade at Pamour was lower than anticipated as a result of geological and mining factors that increased dilution. Review of the geological model and improved mining practice will reduce dilution at Pamour. Gold production was further impacted by an unplanned mill shutdown which reduced mill throughput. Cost of sales increased 6% as the operation processed a similar number of tonnes compared to the first quarter of 2005, though at lower grades. The increase was also impacted by higher energy and commodity costs, and a 6% increase in value of the Canadian dollar against the U.S. dollar quarter-over-quarter.

At the non-operated LA COIPA operation in Chile, gold equivalent production increased 14% during the first quarter of 2006 mainly due to higher gold and silver grades. The lower grades in 2005 were the result of changes to the mine plan due to pit slope failures. Cost of sales decreased by 10% between the first quarter of 2005 and the first quarter of 2006 due to increased costs in the first quarter of 2005 resulting from the pit slope failures. This was partially offset by higher power costs and a 9% appreciation of the Chilean peso against the U.S. dollar between the first quarter of 2005 and the first quarter of 2006.

At the non-operated CRIXAS mine in Brazil, gold production was comparable during the first quarters of 2006 and 2005. Costs of sales increased quarter-over-quarter by 29% due to the mining of additional tonnes of ore at lower grades along with the 18% appreciation of the Brazilian real against the U.S. dollar.

Recommissioning of the expanded facilities at the REFUGIO mine in Chile was completed and the mine went into commercial production in the fourth quarter of 2005. During the first quarter of 2006, gold equivalent production of 32,214 ounces was as expected with a cost of sales of $10.7 million.

Gold equivalent production at the non-operated MUSSELWHITE mine in Canada was 25% lower due to localized ground conditions that delayed access to higher-grade ore blocks. As a result, mill feed for the quarter was limited to lower-grade ore from underground and stockpiles. Average grade for the quarter was 22% lower than the first quarter of 2005. A re-engineered mining sequence to access and mine the high-grade blocks has been completed and is currently being reviewed. Cost of sales increased by 13% due to increased energy and commodity costs and a 6% appreciation in the Canadian dollar against the U.S. dollar in the first quarter of 2006, compared with the first quarter of 2005.

At Kinross' other operations production of 13,465 gold equivalent ounces relates primarily to residual production from stockpiles at KUBAKA as the mine is winding down. Cost of sales includes the costs for processing those residual ounces as well as other fixed costs associated with the Kubaka operation.


--------------------------------------------------------------------------------
                                                      2006 FIRST QUARTER RESULTS

2006 OUTLOOK

Kinross expects to meet the previously forecasted annual gold equivalent production of 1.44 million ounces. It is expected that higher commodity and energy costs, along with a weakened U.S. dollar will continue to negatively impact cost of sales, now expected to be in the range of $305 - $315 per ounce for 2006, 7% higher than previous guidance.

EXPLORATION AND BUSINESS DEVELOPMENT

Exploration and business development expense for the first quarter of 2006 was $7.5 million, compared with $4.9 million for the corresponding period in 2005, an increase of 53%. Aggregate exploration and business development is expected to be approximately $30 million for the year. The focus of the Company's exploration program is to replace and increase mineral reserves at existing mines and increase mineral reserves at its development projects.

OTHER INCOME (EXPENSE) - NET

--------------------------------------------------------------------------------
IN US$ MILLIONS                                           Three months ended
                                                               March 31,
                                                        ------------------------
                                                          2006            2005
--------------------------------------------------------------------------------

Interest and other income                               $   1.7          $  1.9
Interest expense                                           (2.5)           (1.9)
Foreign exchange gains (losses)                            (9.4)            1.7
Non-hedge derivative losses                                (2.5)             --
--------------------------------------------------------------------------------
Other income (expense) - net                            $ (12.7)         $  1.7
--------------------------------------------------------------------------------

NON-HEDGE DERIVATIVE LOSSES

At December 31, 2005, the Company had 255,000 written gold call options outstanding that had a mark-to-market liability of $6.2 million, based on the year end gold price of $513 per ounce. The written call options had an average strike price of $522 per ounce. During the first quarter of 2006, net positions on 155,000 call options were closed out with total cash payments of $9.7 million, resulting in a realized loss of $6.9 million. The realized loss was recorded as a reduction to metal sales. At March 31, 2006, the remaining 100,000 written call options outstanding had a strike price of $530 per ounce with expiry dates in the second quarter of 2006 and had a mark-to-market liability of $6.2 million. This liability will be credited to income when the options are settled.

FOREIGN EXCHANGE GAINS (LOSSES)

A net foreign exchange loss of $9.4 million was recorded during the first quarter of 2006, compared with a net gain of $1.7 million for the comparative period in 2005. The loss on foreign exchange in the first quarter of 2006 was largely the result of the impact of strengthening Brazilian real on Brazilian deferred tax liabilities.

INCOME AND MINING TAXES

During the first quarter of 2006, the Company recorded a provision for income and mining taxes of $0.6 million on earnings before tax of $9.7 million. During the corresponding period in 2005, the Company recorded a provision for income and mining taxes of $2.6 million on earnings before tax of $1.7 million.


--------------------------------------------------------------------------------
                                                      2006 FIRST QUARTER RESULTS

LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross' cash flow activity for the three months ended March 31, 2006 and 2005:

--------------------------------------------------------------------------------
IN US$ MILLIONS                                            Three months ended
                                                                March 31,
                                                        ------------------------
                                                           2006           2005
--------------------------------------------------------------------------------

Cash flow:
   Provided from operating activities                    $  20.1        $  26.8
   Used in investing activities                            (35.1)         (38.8)
   Provided from financing acitvities                        0.2           16.6
Effect of exchange rate changes on cash                      1.3             --
--------------------------------------------------------------------------------
Increase (decrease) in cash and
   cash equivalents                                        (13.5)           4.6
Cash and cash equivalents:
   Beginning of period                                      97.6           47.9
--------------------------------------------------------------------------------
   End of period                                         $  84.1        $  52.5
--------------------------------------------------------------------------------


OPERATING ACTIVITIES

Cash flow provided by operating activities was $20.1 million in the first quarter of 2006, compared with $26.8 million in the corresponding period in 2005. The increase in cash provided by higher revenue was offset by higher operating costs, other expenses and larger working capital requirements during the quarter.

INVESTING ACTIVITIES

Net cash used in investing activities was $35.1 million in the first quarter of 2006, versus $38.8 million during the same period in 2005. Cash used included additions to property, plant and equipment of $34.7 million and $38.1 million in the first quarters of 2006 and 2005, respectively. The following table provides a breakdown of capital expenditures:

--------------------------------------------------------------------------------
IN US$ MILLIONS                                             Three months ended
                                                                 March 31,
                                                          ----------------------
                                                             2006         2005
--------------------------------------------------------------------------------

OPERATING SEGMENTS
   Fort Knox                                                $  8.9       $ 10.5
   Round Mountain                                              2.9          1.0
   La Coipa                                                    3.0          1.0
   Crixas                                                      1.7          1.4
   Paracatu                                                    8.4          3.9
   Musselwhite                                                 1.1          1.2
   Porcupine Joint Venture                                     4.7          6.1
   Refugio                                                     2.3         12.6
   Other operations                                            0.6          0.1
CORPORATE & OTHER                                              1.1          0.3
--------------------------------------------------------------------------------
                                                            $ 34.7       $ 38.1
--------------------------------------------------------------------------------

Capital expenditures in the first quarter of 2006 included costs related to accessing the phase six ore zone at Fort Knox, development of the Pamour pit at the Porcupine Joint Venture and costs at Paracatu related to the mine and mill expansion.


--------------------------------------------------------------------------------
                                                      2006 FIRST QUARTER RESULTS

FINANCING ACTIVITIES

Net cash of $0.2 million was provided by financing activities in the first quarter of 2006, versus $16.6 million in the first quarter of 2005. Proceeds from the issue of common shares of $0.7 million were partially offset by a $0.5 million net repayment of debt. Cash provided in the first quarter of 2005 was primarily from the net issuance of debt of $16.1 million, which related largely to a $15.0 million increase to the LIBOR loan drawn on the Company's revolving credit facility.

BALANCE SHEET

--------------------------------------------------------------------------------
IN US$ MILLIONS                                                 AS AT:
                                                     ---------------------------
                                                       March 31,    December 31,
                                                         2006          2005
--------------------------------------------------------------------------------

Cash and cash equivalents                             $     84.1    $     97.6
Current assets                                        $    241.9    $    241.9
Total assets                                          $  1,712.2    $  1,698.1
Current liabilities                                   $    171.9    $    177.9
Total debt (includes current portion) (a)             $    173.0    $    176.1
Total liabilities (b)                                 $    622.5    $    622.0
Shareholders' equity                                  $  1,089.7    $  1,076.1
--------------------------------------------------------------------------------
Statistics
   Working capital                                    $     70.0    $     64.0
   Working capital ratio (c)                               1.41x         1.36x
--------------------------------------------------------------------------------
(a) INCLUDES LONG-TERM DEBT PLUS THE CURRENT PORTION THEREOF AND PREFERRED SHARES PLUS CURRENT PORTION OF DEBT.
(b)   INCLUDES PREFERRED SHARES AND NON-CONTROLLING INTEREST.
(c)   CURRENT ASSETS DIVIDED BY CURRENT LIABILITIES.

Cash during the quarter decreased by $13.5 million to $84.1 million, with cash used in investing activities exceeding cash provided from operating and financing activities. The Company's net working capital increased from $64.0 million to $70.0 million during the quarter, with increases in receivables and inventory and a decrease in current liabilities offsetting the decrease in cash.

CROWN UPDATE

On April 24, Kinross' amended F-4 registration statement in connection with the acquisition of Crown Resources was filed with United States Securities and Exchange Commission ("SEC"). Kinross is awaiting the completion of the regulatory review to allow Crown to proceed with distributing the information circular to its shareholders who will vote on the proposed merger.

ANNUAL AND SPECIAL MEETING AND FIRST QUARTER RESULTS

Kinross will hold its annual and special meeting on May 4, 2006, at 9:00 am EST at the Fairmont Royal York Hotel, Upper Canada Ballroom, 18th Floor, 100 Front Street West, Toronto, Ontario, Canada.


--------------------------------------------------------------------------------
                                                      2006 FIRST QUARTER RESULTS

ANNUAL AND SPECIAL MEETING CONFERENCE CALL DETAILS

You may listen in to the annual and special meeting and comments on the first quarter results via conference call or listen and watch the presentation through our website at WWW.KINROSS.COM. The call and webcast will begin at 9:00 am EST, May 4, and will be on a listen-only basis.

To access the call, please dial:
         TORONTO AND INTERNATIONALLY - 416-644-3428
         TOLL FREE IN NORTH AMERICA - 1-800-814-4861

REPLAY: (AVAILABLE MAY 4 TO MAY 18, 2006)    PASSCODE - 21185092#
         TORONTO AND INTERNATIONALLY - 416-640-1917
         TOLL FREE IN NORTH AMERICA - 1-877-289-8525

The conference call and webcast will be archived on our website at www.kinross.com. The conference call will be segmented to allow for listens to either focus in on either the comments on the Annual and Special Meeting or the discussion regarding the first quarter results.

FIRST QUARTER QUESTION AND ANSWER CONFERENCE CALL DETAILS

Kinross will also hold a question and answer session via conference call to address questions regarding the 2006 first quarter results at 12 noon EDT.

To access this call, please dial:
         TORONTO AND INTERNATIONALLY - 416-644-3428
         TOLL FREE IN NORTH AMERICA - 1-800-814-4861

REPLAY: (AVAILABLE MAY 4 TO MAY 18, 2006)    PASSCODE - 21188349#
         TORONTO AND INTERNATIONALLY - 416-640-1917
         TOLL FREE IN NORTH AMERICA - 1-877-289-8524

ABOUT KINROSS GOLD CORPORATION

Kinross, a world-class gold company based in Canada, has since 1993 become the fourth largest primary gold producer in North America and the eighth largest in the world. With nine mines in stable countries including Canada, the United States, Brazil and Chile, Kinross employs more than 4,000 people worldwide.

Kinross maintains a strong balance sheet and a no gold hedging policy. Kinross is focused on a strategic objective to maximize net asset value and cash flow per share through a four-point plan built on growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

--------------------------------------------------------------------------------
                                                      2006 FIRST QUARTER RESULTS

--------------------------------------------------------------------------------

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION


CERTAIN INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PRESS RELEASE, INCLUDING ANY INFORMATION AS TO OUR FUTURE FINANCIAL OR OPERATING PERFORMANCE, CONSTITUTES "FORWARD-LOOKING STATEMENTS". ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "BELIEVE", "EXPECT", "ANTICIPATE", "PLAN", "INTENDS", "CONTINUE", "BUDGET", "ESTIMATE", "MAY", "WILL", "SCHEDULE" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY US, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES. KNOWN AND UNKNOWN FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: FLUCTUATIONS IN THE CURRENCY MARKETS; FLUCTUATIONS IN THE SPOT AND FORWARD PRICE OF GOLD OR CERTAIN OTHER COMMODITIES (SUCH AS SILVER, DIESEL FUEL AND ELECTRICITY); CHANGES IN NATIONAL AND LOCAL GOVERNMENT LEGISLATION, TAXATION, CONTROLS, REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, CHILE, BRAZIL OR OTHER COUNTRIES IN WHICH WE DO OR MAY CARRY ON BUSINESS IN THE FUTURE; BUSINESS OPPORTUNITIES THAT MAY BE PRESENTED TO, OR PURSUED BY, US; OPERATING OR TECHNICAL DIFFICULTIES IN CONNECTION WITH MINING OR DEVELOPMENT ACTIVITIES; THE SPECULATIVE NATURE OF GOLD EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS; AND DIMINISHING QUANTITIES OR GRADES OF RESERVES. IN ADDITION, THERE ARE RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF GOLD EXPLORATION, DEVELOPMENT AND MINING, INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED FORMATIONS, PRESSURES, CAVE-INS, FLOODING AND GOLD BULLION LOSSES (AND THE RISK OF INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS). MANY OF THESE UNCERTAINTIES AND CONTINGENCIES CAN AFFECT OUR ACTUAL RESULTS AND COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN ANY FORWARD-LOOKING STATEMENTS MADE BY, OR ON BEHALF OF, US. READERS ARE CAUTIONED THAT FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ALL OF THE FORWARD-LOOKING STATEMENTS MADE IN THIS PRESS RELEASE ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS. WE REFER THE READERS TO OUR MOST RECENT ANNUAL INFORMATION FORM, MANAGEMENT DISCUSSION AND ANALYSIS AND OTHER FILINGS WITH THE SECURITIES REGULATORS OF CANADA AND THE UNITED STATES FOR MORE DETAILS OF THE RISKS AFFECTING KINROSS.

WE DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAWS.

THE TECHNICAL INFORMATION ABOUT THE COMPANY'S MATERIAL MINERAL PROPERTIES CONTAINED IN THIS PRESS RELEASE HAS BEEN PREPARED UNDER THE SUPERVISION OF MR. WES HANSON AN OFFICER OF THE COMPANY WHO IS A "QUALIFIED PERSON" WITHIN THE MEANING OF NATIONAL INSTRUMENT 43-101.
--------------------------------------------------------------------------------

For additional information, e-mail info@kinross.com or contact:

INVESTOR RELATIONS CONTACT:                  MEDIA CONTACT:

TRACEY THOM                                  TIM TUTSCH
DIRECTOR, INVESTOR RELATIONS                 WILCOX GROUP
& CORPORATE COMMUNICATIONS                   (416) 203-6666
(416) 365-1362                               ttutsch@wilcoxgroup.com
Tracey.thom@kinross.com


--------------------------------------------------------------------------------
                                                      2006 FIRST QUARTER RESULTS

SUPPLEMENTARY INFORMATION:

REVENUE ANALYSIS

============================================================================================
                                                                        FIRST QUARTER
--------------------------------------------------------------------------------------------
(IN US$ MILLIONS, EXCEPT OUNCES AND PER SHARE AMOUNTS)             2006              2005
--------------------------------------------------------------------------------------------
Gold equivalent ounces - sold                                     371,818           415,768
Gold ounces - sold                                                356,348           401,114
Silver ounces - sold                                              882,296           898,454
Average realized gold price ($/ounce)                          $      532        $      429
Gold sales - revenue                                           $    196.3        $    172.2
Loss on metal derivative contracts                                   (6.9)             (0.3)
Silver sales revenue                                                  8.9               7.9
--------------------------------------------------------------------------------------------
Total revenue                                                  $    198.3        $    179.8
============================================================================================

RECLAMATION ANALYSIS

================================================================================
(IN US$ MILLIONS)                                     Q1 2006          Q1 2005
--------------------------------------------------------------------------------

Accretion and reclamation expenses                    $  3.0            $  3.3
Reclamation cash expenditures                         $ (3.1)           $ (5.5)
================================================================================


--------------------------------------------------------------------------------
                                                      2006 FIRST QUARTER RESULTS

2006 Q1 OPERATING SUMMARY

                                      ORE                             GOLD EQUIV. GOLD EQUIV.                             CAPITAL
MINE                   OWNERSHIP  PROCESSED(1)   GRADE   RECOVERY(2)  PRODUCTION    SOLD          COST OF SALES         EXPENDITURE
------------------------------------------------------------------------------------------------------------------------------------
                                  (000 TONNES)   (G/T)      (%)        (OUNCES)    (OUNCES)   ($ MILLIONS)  ($/OUNCE)   ($ MILLIONS)
North America
------------------------------------------------------------------------------------------------------------------------------------
Fort Knox                100%        3,183        0.91      85.3%       79,677      67,608     $    21.5    $   318      $       8.9
Round Mountain            50%       12,981        0.58        N/A       85,091      94,067          27.6        293              2.9
Porcupine                 49%          997        2.17      90.3%       30,132      32,153          14.1        439              4.7
Musselwhite               32%          354        4.71      94.3%       16,168      16,860           7.2        427              1.1
------------------------------------------------------------------------------------------------------------------------------------

South America
------------------------------------------------------------------------------------------------------------------------------------
Paracatu                 100%        4,333        0.39      78.4%       42,900      46,127          15.1        327              8.4
La Coipa (3)              50%        1,577        1.19      82.9%       38,627      40,066          11.3        282              3.0
Crixas                    50%          198        7.96      95.2%       24,121      23,938           4.5        188              1.7
Refugio                   50%        3,124        0.79        N/A       32,214      31,948          10.7        335              2.3
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Other operations          --           n/a         n/a        n/a       13,465      15,599           8.6        551              0.6
Corporate and other       --           n/a         n/a        n/a           --       3,452           0.9        261              1.1
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Total                     --            --          --         --      362,395     371,818     $   121.5    $   327      $      34.7
------------------------------------------------------------------------------------------------------------------------------------

1.    Ore processed are to 100%, production and costs are to Kinross' account.
2.    Due to the nature of heap leach operations recovery rates cannot be accurately measured on a quarterly basis at Round Mountain and Refugio.
3.    La Coipa silver grade was 58.18 g/t; recovery 52.7%.


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          2006 FIRST QUARTER RESULTS
                                                                                                                             Page 11

CONSOLIDATED BALANCE SHEETS

UNAUDITED (EXPRESSED IN MILLIONS OF U.S. DOLLARS, EXCEPT SHARE AMOUNTS)
======================================================================================================
                                                                                AS AT
                                                                --------------------------------------
                                                                    MARCH 31,           DECEMBER 31,
                                                                      2006                 2005
------------------------------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                                       $           84.1     $           97.6
Restricted cash                                                              1.3                  1.3
Accounts receivable and other assets                                        37.1                 27.8
Inventories                                                                119.4                115.2
                                                                --------------------------------------
                                                                           241.9                241.9
Property, plant and equipment                                            1,073.8              1,064.7
Goodwill                                                                   321.2                321.2
Long-term investments                                                       21.3                 21.2
Deferred charges and other long-term assets                                 54.0                 49.1
                                                                --------------------------------------
                                                                $        1,712.2     $        1,698.1
                                                                ======================================
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities                        $          129.7     $          132.2
Current portion of long-term debt                                            9.5                  9.4
Current portion of reclamation and remediation obligations                  32.7                 36.3
                                                                --------------------------------------
                                                                           171.9                177.9
Long-term debt                                                             149.2                149.9
Reclamation and remediation obligations                                    143.1                139.6
Future income and mining taxes                                             135.5                129.6
Other long-term liabilities                                                  8.3                  7.9
Redeemable retractable preferred shares                                     --                    2.7
                                                                --------------------------------------
                                                                           608.0                607.6
                                                                --------------------------------------
COMMITMENTS AND CONTINGENCIES
NON-CONTROLLING INTEREST                                                     0.2                  0.3
                                                                --------------------------------------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                          14.3                 14.1
                                                                --------------------------------------
COMMON SHAREHOLDERS' EQUITY
Common share capital and common share purchase warrants                  1,782.4              1,777.6
Contributed surplus                                                         52.5                 52.6
Accumulated deficit                                                       (744.0)              (752.9)
Cumulative translation adjustments                                          (1.2)                (1.2)
                                                                --------------------------------------
                                                                         1,089.7              1,076.1
                                                                --------------------------------------
                                                                $        1,712.2     $        1,698.1
                                                                ======================================
COMMON SHARES
AUTHORIZED                                                             UNLIMITED            UNLIMITED
Issued and outstanding                                               346,540,173          345,417,147
======================================================================================================


------------------------------------------------------------------------------------------------------
                                                                            2006 FIRST QUARTER RESULTS
                                                                                               Page 12

CONSOLIDATED STATEMENTS OF OPERATIONS

UNAUDITED (EXPRESSED IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AND SHARE AMOUNTS)
=========================================================================================================
                                                                                    THREE MONTHS ENDED
                                                                                         MARCH 31,
                                                                                  -----------------------
                                                                                     2006          2005
---------------------------------------------------------------------------------------------------------
REVENUE
Metal sales                                                                       $   198.3     $  179.8

OPERATING COSTS AND EXPENSES

Cost of sales (excludes accretion, depreciation, depletion and amortization)          121.5        113.1
Accretion and reclamation expense                                                       3.0          3.3
Depreciation, depletion and amortization                                               29.2         44.3
                                                                                  -----------------------
                                                                                       44.6         19.1
Other operating costs                                                                   4.6          3.5
Exploration and business development                                                    7.5          4.9
General and administrative                                                             10.1         10.2
Impairment charges:
Investments and other assets                                                             --          0.6
Gain on disposal of assets                                                               --         (0.1)
                                                                                  -----------------------
OPERATING EARNINGS                                                                     22.4           --

Other (expense) income - net                                                          (12.7)         1.7
                                                                                  -----------------------
EARNINGS BEFORE TAXES AND OTHER ITEMS                                                   9.7          1.7

Income and mining taxes expense                                                        (0.6)        (2.6)
Non-controlling interest                                                                 --          0.2
Dividends on convertible preferred shares of subsidiary                                (0.2)        (0.2)
                                                                                  -----------------------
NET EARNINGS (LOSS)                                                               $     8.9     $   (0.9)
                                                                                  =======================

EARNINGS (LOSS) PER SHARE
Basic                                                                             $     0.03    $   --
Diluted                                                                           $     0.03    $   --
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (millions)
Basic                                                                                 345.9        345.1
Diluted                                                                               346.5        345.1
=========================================================================================================


---------------------------------------------------------------------------------------------------------
                                                                               2006 FIRST QUARTER RESULTS
                                                                                                  Page 13

CONSOLIDATED STATEMENTS OF CASH FLOWS


2006 Q1 OPERATING SUMMARY

                                                                   ORE             ORE       ORE TO
Mine                                Ownership         Year       mined    processed (1)       LEACH       GRADE
------------------------------------------------------------------------------------------------------------------
                                                           (000 TONNES)    (000 TONNES) (000 TONNES)       (G/T)
North America
------------------------------------------------------------------------------------------------------------------
Fort Knox                                100%      Q1 2006                       3,183            -        0.91
Round Mountain                            50%      Q1 2006      20,734          12,981            -        0.58
Porcupine                                 49%      Q1 2006       6,811             997            -        2.17
Musselwhite                               32%      Q1 2006       1,446             354            -        4.71
------------------------------------------------------------------------------------------------------------------
South America
------------------------------------------------------------------------------------------------------------------
Paracatu                                 100%      Q1 2006      17,224           4,333            -        0.39
La Coipa (3)                              50%     Q1 (2006)      2,626           1,577            -        1.19
Crixas                                    50%      Q1 2006         797             198            -        7.96
Refugio                                   50%      Q1 2006      14,000           3,124       14,000        0.79
------------------------------------------------------------------------------------------------------------------
Other operations                                                                   n/a                      n/a
Corporate and other                                                                n/a                      n/a
------------------------------------------------------------------------------------------------------------------
Total                                              Q1 2006
------------------------------------------------------------------------------------------------------------------



second part of table

                                                      OPERATING
                                        GOLD EQUIV.      GOLD        EQUIV.                           PRODUCTION   CAPITAL
                          RECOVERY (2)  PRODUCTION       COSTS       SOLD     COST OF SALES              COST     EXPENDITURE
                         ---------------------------------------------------------------------------------------------------
                                (%)     (OUNCES)        ($/OZ)     (OUNCES)    ($ MILLIONS)  ($/OUNCE)    ($/OZ)   ($ MILLIONS)
                         --------------------------------------------------------------------------------------------------
North America
-------------------------------------------------------------------------------------------------------------------------
Fort Knox                      85.3%       79,677                  67,608      $ 21.5        $ 318                   $ 8.9
Round Mountain                   N/A       85,091                  94,067        27.6          293                     2.9
Porcupine                      90.3%       30,132                  32,153        14.1          439                     4.7
Musselwhite                    94.3%       16,168                  16,860         7.2          427                     1.1
---------------------------------------------------------------------------------------------------------------------------
South America
---------------------------------------------------------------------------------------------------------------------------
Paracatu                       78.4%       42,900                  46,127        15.1          327                     8.4
La Coipa (3)                   82.9%       38,627                  40,066        11.3          282                     3.0
Crixas                         95.2%       24,121                  23,938         4.5          188                     1.7
Refugio                          N/A       32,214                  31,948        10.7          335                     2.3
---------------------------------------------------------------------------------------------------------------------------
Other operations                 n/a       13,465                  15,599         8.6          551                     0.6
Corporate and other              n/a            -                   3,452         0.9          261                     1.1
---------------------------------------------------------------------------------------------------------------------------
Total                                     362,395                 371,818      $121.5        $ 327                  $ 34.7
---------------------------------------------------------------------------------------------------------------------------


1. Ore processed are to 100%, production and costs are to Kinross' account.
2. Due to the nature of heap leach operations recovery rates cannot be accurately measured on a quarterly basis at Round Mountain and Refugio.
3. La Coipa silver grade was 58.18 g/t; recovery 52.7%.





--------------------------------------------------------------------------------
                                                      2006 FIRST QUARTER RESULTS
                                                                         Page 14